UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

March 2017 Up 4.2% Year over Year

Mexico City, April 4, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for March 2017 increased by 4.2% when compared to March 2016.

This announcement reflects comparisons between March 1 through March 31, 2017 and 2016. Transit and general aviation passengers are excluded. During 2016, the impact of Holy Week on passenger traffic began on March 18, while in 2017 it will begin on April 7.

Domestic
Airport	March 2016	March 2017	% Change
Cancún	509,970	527,546	3.4%
Cozumel	13,377	9,107	(31.9)%
Huatulco	45,220	46,522	2.9%
Mérida	144,290	160,585	11.3%
Minatitlán	19,194	16,979	(11.5)%
Oaxaca	58,397	56,793	(2.7)%
Tapachula	24,426	24,141	(1.2)%
Veracruz	99,223	99,197	0.0%
Villahermosa	99,721	102,906	3.2%
Total Domestic	1,013,818	1,043,776	3.0%

International
Airport	March 2016	March 2017	% Change
Cancún	1,482,605	1,560,440	5.2%
Cozumel	56,766	56,169	(1.1)%
Huatulco	21,689	24,810	14.4%
Mérida	15,175	16,880	11.2%
Minatitlán	899	516	(42.6)%
Oaxaca	5,545	6,035	8.8%
Tapachula	870	1,039	19.4%
Veracruz	5,892	4,930	(16.3)%
Villahermosa	4,003	2,912	(27.3)%
Total International	1,593,444	1,673,731	5.0%

ASUR Page 1 of 2

Total
Airport	March 2016	March 2017	% Change
Cancún	1,992,575	2,087,986	4.8%
Cozumel	70,143	65,276	(6.9)%
Huatulco	66,909	71,332	6.6%
Mérida	159,465	177,465	11.3%
Minatitlán	20,093	17,495	(12.9)%
Oaxaca	63,942	62,828	(1.7)%
Tapachula	25,296	25,180	(0.5)%
Veracruz	105,115	104,127	(0.9)%
Villahermosa	103,724	105,818	2.0%
ASUR Total	2,607,262	2,717,507	4.2%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 4, 2017